Exhibit 99.1
GRAND TOYS INTERNATIONAL LIMITED
Suite 1501, 15th Floor, Chinachem Golden Plaza
77 Mody Road, Tsimshatsui East
Kowloon, Hong Kong
(Nasdaq: GRIND)*
www.grand.com

Contact:
David C.W. Howell
Executive VP Finance
E-mail: dhowell@grandtoys.com.hk

FOR IMMEDIATE RELEASE

GRAND TOYS REPORTS 2006 FINANCIAL RESULTS

Hong Kong – October 16, 2007– Grand Toys International Limited (NASDAQ: GRIND)* today announced its financial results for the year ended December 31, 2006.

Net sales for the year ended December 31, 2006 were $128.8 million, compared to $117.0 million for the year ended December 31, 2005. The gross profit percentage decreased to 21% for the year ended December 31, 2006, compared to 24% for the year ended December 31, 2005. EBITDA from continuing operations decreased from $6.4 million for 2005 to a loss of $1.5 million for the year ended December 31, 2006. The loss from continuing operations for 2006 was $11.3 million, compared to a loss from continuing operations of $0.9 million in 2005. The loss from discontinued operations for 2006 was $8.4 million, compared to a loss from discontinued operations of $16.1 million in 2005. The reported net loss is $22.5 million, or ($1.33) per basic and diluted ADS, for the year ended December 31, 2006. This compares to a net loss of $31.3 million, or ($1.94) per basic and diluted ADS, for the year ended December 31, 2005.

During 2006, Grand discontinued the following unprofitable divisions: Gatelink, a mould manufacturer based in the PRC; Grand Toys Ltd., the Canadian toy distributor; and Grand Toys International, Inc., the North American mass market distributor. Grand also terminated various toy licenses including Binney & Smith’s Crayola dough and various soccer action-figure licenses. The financials results of the operations of these divisions have been classified as discontinued operations for 2006 and prior years.

Grand’s financial statements for the year ended December 31, 2006, contained in its Annual Report on Form 20-F for the year ended December 31, 2006, as filed with the Securities and Exchange Commission on October 15, 2007, includes an audit opinion from the Company’s independent auditors, BDO McCabe Lo Limited, that contains an expression of doubt regarding Grand’s ability to continue as a going concern. This announcement is being made in compliance with Nasdaq Marketplace Rule 4350(b)(i)(B), which requires separate disclosure of receipt of an audit opinion that contains an expression of doubt about Grand’s ability to continue as a going concern. This announcement does not represent any change or amendment to the Company’s 2006 financial statements or its Annual Report on Form 20-F. Further information regarding the going concern statement can be found in Grand’s Annual Report on Form 20-F for the year ended December 31, 2006, as filed with the Securities and Exchange Commission on October 15, 2007.

Grand Toys International Limited

Grand believes that its continuing focus on its remaining profitable divisions will result in positive cash flow generation from operating activities, and the availability of financial resources from the banks current banking facilities and Jeff Hsieh, the company’s majority beneficial ADS holder, will enable the Company to continue to operate and achieve a positive working capital position.

Jeff Hsieh, Chief Executive Officer and a director of Grand, noted, “Grand made significant progress in 2006 to focus on its profitable divisions and eliminate underperforming operations. We made decisions to close the Gatelink mould manufacturing division, to remove ourselves from the highly competitive North American toy mass market and to discontinue certain toy licenses that we believed would not produce positive operating results for the Company. The remaining three divisions all had record-breaking years in 2006 with positive operating results. International Playthings, the North American specialty distributor, continues to increase its market share and improve its profit margins. Hua Yang, the printing and packaging group, experienced 48% growth in sales of its packaging products from 2005 to 2006. Kord, the party goods manufacturer, continues to produce positive EBITDA despite the significant increase in labor costs in the PRC from 2005 to 2006. Grand intends to continue its focus on these three areas.”

About Grand Toys International Limited: Grand Toys International Limited is a reorganized company resulting from the acquisition of Playwell International Limited in August 2004, International Playthings, Inc. in March 2005 and Hua Yang Holdings Co., Ltd. and Kord Holdings, Inc. in December 2005. Grand, through its Hong Kong and US operating subsidiaries, develops, manufactures and distributes toy and toy related products throughout the world; prints and assembles books and specialty packaging; and develops, manufactures and distributes party goods. Grand’s operating subsidiaries have been in continuous operation for up to 45 years. Grand’s goal is to become a leading manufacturer, developer, and marketer of toy and toy related products throughout the world. (For more information on Grand’s operating divisions, International Playthings, Hua Yang and Kord, please see www.intplay.com, www.huayangprinting.com and www.kordparty.com, respectively.

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Grand Toys management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to Grand Toys as of the date of the press release, and it assumes no obligation to update or alter its forward- looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect Grand Toys’ results of operations is detailed in the filings of Grand Toys International Limited with the SEC.

* the trading symbol GRIND will exist only until October 28, 2007, after which the company's ticker will revert to GRIN.

Grand Toys International Limited

Balance Sheet Data: (audited) (in US$000)	December 31, 2006	December 31, 2005

Total assets	$102,678	$118,629
Working capital	(9,252)	5,196
Total shareholders’ equity	29,110	48,662

CONSOLIDATED STATEMENTS OF OPERATIONS (in US$000 except per ADS data) (audited)

	Year Ended December 31,
	2006	2005
Net sales	$128,760	$116,963
Cost of goods sold	101,693	89,165
Gross profit	27,067	27,798
Gross profit %	21.02%	23.77%

General and administrative expenses	23,739	17,137
Selling and distribution expenses	12,356	8,656
Depreciation and amortization	1,358	1,735
Impairment on intangible assets and goodwill	194	-
Other operating income	(3,649)	(1,340)
Operating (loss) income	(6,931)	1,610
Operating (loss) income %	(5.38)%	1.38%

Interest expense, net	2,396	1,897
Other non-operating expense	6	25
Loss before taxes	(9,333)	(312)
Income tax expense	1,955	581
Loss from continuing operations	(11,288)	(893)
Loss from continuing operations %	(8.77)%	(0.76)%

Net loss from discontinued operations	(8,385)	(16,075)

Dividends	(2,782)	(14,358)
Net loss available to ADS holders	$(22,455)	$(31,326)

Grand Toys International Limited

Basic and Diluted Loss per American Depositary Shares (“ADS”):

Net loss from continuing operations	$(0.83)	$(0.95)

Net loss from discontinued operations	$(0.50)	$(1.00)

Net loss available to ADS holders	$(1.33)	$(1.94)

Weighted average ADS outstanding (in 000’s):
Basic	16,868	16,138
Diluted	48,820	18,191

In this Press Release, Grand discusses financial measures in accordance with GAAP and also on a non-GAAP basis. Grand’s definition of EBITDA is earnings from continuing operations before interest, income taxes, depreciation and amortization. All references in this press release to EBITDA are to a non-GAAP financial measure. EBITDA, a measure widely used among toy related businesses, is used because management believes that it is an effective way of monitoring the operating performance of our company relative to the industry. Additionally, Grand believes that the use of non-GAAP financial measures enables it and investors to evaluate, and compare from period to period, the results from ongoing operations in a more meaningful and consistent manner.

Reconciliations of GAAP to Non-GAAP financial measures are provided below.

Reconciliation of (loss) earnings from continuing operations before interest, taxes, amortization and depreciation (EBITDA):

	Year ended December 31,
	2006	2005
Net loss from continuing operations	$(11,288)	$(893)
Interest expense, net	2,396	1,897
Income tax expense	1,955	581
Depreciation and amortization in general and administrative expenses	1,358	1,735
Depreciation and amortization in cost of goods sold	4,079	3,079
EBITDA from continuing operations	$(1,500)	$6,399